Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Origo Brands, Inc.
140 E 19th Ave, Suite 500
Denver, CO 80203
https://www.origobrands.com/

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Origo Brands, Inc.
Address: 140 E 19th Ave, Suite 500, Denver, CO 80203
State of Incorporation: DE
Date Incorporated: April 12, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 3,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based Perks

· Invest during days 1-10 and get 10% bonus shares

Invest during days 10 - 15 and get 7% bonus shares

Loyalty -

· 10% Loyalty Bonus

Dip your toes – Invest $250+ and receive

· 1 box - Chantico Granulated Agave Powder Sachets

· 5% discount at each brand's webstore for 3 months

Tease your taste buds — Invest $500+ and receive

· 1 bag (8.8 oz) Chantico Granulated Agave Powder

· 7% discount at each brand's webstore for 3 months

Grow your taste buds — Invest $1000+ and receive

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder

· 10% discount at each brand's webstore for 6 months

Expand your taste buds – Invest $2500+ and receive

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder

· 2 bottles Monstruo de Gila BBQ Salsa – New Mexico and Sonoran flavors

· 10% discount at each brand's webstore for 6 months

Reward your taste buds — Invest $5000+ and receive

· Expand your taste buds Perks

· 10% discount at brand webstore for 1 year

Savor the flavors – Invest $10,000+

· Expand your taste buds Perks

· 10% discount at each brand's webstore for 1 year

· 5% bonus shares

Become a Jimador – invest $25,000+

· Expand your taste buds Perks

· Guadalajara, Mexico accommodations (3 nights), food, and local transportation to visit the agave fields, agave and tequila factories, and enjoy local culture.

· 7% share bonus

Become a Coffee Farmer – Invest $50,000

· Expand your taste buds Perks

· Antigua, Guatemala accommodations (3 nights), food, and local transportation to visit the coffee farm, local villages, and the historical city

· 10% share bonus

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Origo Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Origo Brands, Inc. ("Origo" or the "Company") is a unique part of the food and beverage industry in the United States. We are part of an emerging growth of authentic Latin/Hispanic foods from the origin, great tasting, healthier for you, and connected authentically to social responsibility. The history of Latin foods in America is often not based on authentic origin and ingredients. Origo Brands follows different Hispanic cultures and traditions–our core ingredients are from countries like Mexico and Guatemala, and from places in America that have a long history of growing Hispanic ingredients, like the Hatch Valley in New Mexico. We have three Latin brands in Origo Brands–Chantico agave, Monstruo de Gila BBQ Salsa (English translations–Gila monster!), and Avenidas Cafe from Guatemala.

Business Model

Working with producers and suppliers, we are sourcing our core ingredients directly from where these ingredients are grown. We then import and distribute into the United States. We create revenue by organizing production, distribution, marketing, and sales of our Latin products. We spend part of our profit on these costs, and part of our profit by giving back to the communities in Latin America and the US.

As we grow, we are setting higher profitability goals based on increasing production efficiencies, distribution synergies, and will continue to support our communities and the welfare of our earth.

Corporate Structure

The business was initially organized as, and operated by, Origo Brands LLC, a Colorado limited liability company on June 25, 2013. A new DE c-corp, Origo Brands, Inc., was formed on April 12th, 2023, which is majority owned by Origo Brands, LLC. The Company, Origo Brands, Inc., was capitalized by the contribution of assets, including Intellectual Property and merchantable inventory for three (3) brands, Chantico organic agave, Monstruo de Gila BBQ Salsa, and Avenidas Direct Sourced Coffee.

Competitors and Industry

Competitors

As to Chantico agave, our organic product is significantly different from other agaves on the market–we're straight from the source, not a mix of brokered products. Agave has one of the lowest GI of all sweeteners with very little glucose, at least compared with regular sugar. We are proud of our authentic Mexican origin, and we share this on our package and in our products. Chantico is the Aztec goddess of home and hearth, and our Quetzal bird is an ancient symbol of beauty and courage. Our saying in English is "The heart of the agave is our heart"--the heart of the agave is the "pina", which is the source of our agave.

To our knowledge, we are the only company that is offering organic agave powder in the US, in both sachets and stand-up bags. Agave goes all places that honey and sweeteners go, for drinks–hot and cold, baking, and a wide variety of recipes and usages. As to Monstruo de Gila BBQ Salsa, to our knowledge, there are no authentic Hispanic BBQ sauces on the market. Our salsas/sauces are spicier, and people are looking to add spice to their cooking!! Gila BBQ Salsa comes in two varieties–one with Hatch Valley Anaheim peppers, and our second is from Sonora, Mexico, with Chiltepin peppers and agave. We are now developing a third variety based on an authentic Honduran recipe. Our BBQ salsa goes great on traditional BBQ as well as Latin carnitas and more. Also a great dip and great for all kinds of usage on pizza, and salads–any time you want to add some spice to your life!

As to Avenidas Cafe, there are too many coffees pretending to be from other countries because of their foreign brands. This is a premium cafe that is proud to be grown in Guatemala, direct from the farms, and from Guatemalans with over 75 years in the coffee business. Avenidas means the "road", in this case, a direct path to our Latin coffees Our symbol is the Cafe Hummingbird, which naturally pollinates our cafe plants.

Industry

There is a dynamic growth of cool modern taco bars and innovative Latin restaurants that need products like ours, and many American consumers, both Hispanic and non-Hispanic that are buying these products online and from grocery shelves.

https://micfood.com/reinventing-classic-latin-dishes-the-rise-of-modern-mexican-fare/#:~:text=%E2%80%9CLatin%20restaurants%20have%20grown%20as,article%20on%20Mexican%20menu%20innovatio

Current Stage and Roadmap

Current Stage

We are currently in-market with our product and generating revenue.

Future Roadmap

We have a deep and big vision for Origo and our Latin brands. We know there is strong interest in acquiring innovative food products, including Latin brands/products.

We are now growing our market through e-commerce, specialty markets, food service, and a broker/distributor network, getting into stores in the West and Midwest, as well as accounts like What Chef's Want, a national foodservice supplier, which we started several months ago! A majority of the net investment funds will be used to continue this process of building the brands, including product development to bring more options to the consumer, production efficiencies based on larger volume production, and supporting market expansion through more brokers, distributors, and our accounts–both retail and food service. We also plan to continue to develop our DTC/e-commerce program, on our websites through Shopify, Amazon, and other key e-commerce platforms. Other efforts will be to build a stronger social media capability.

We have been in the business of food and beverage development for over 30 years. We know how to build things and build them cost-effectively and are always mindful of not wasting a single dollar.

The Team

Officers and Directors

Name: David Charles Cisneros

David Charles Cisneros's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Chief Executive Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: As the CEO, David is responsible for managing the overall company, including sales and marketing, business and concept development, support CFO with operational management including supply chain, commercial, and finance. David does not receive compensation. David devotes 75% towards Origo Brands.

Other business experience in the past three years:

- **Employer:** Western Export Services, Inc.
  Title: C.E.O.
  Dates of Service: January, 1988 - Present
  Responsibilities: C.E.O., business development, sales management. David devotes approximately 25% of his time to working for this company.

Other business experience in the past three years:

- **Employer:** Origo Brands LLC
  Title: CEO
  Dates of Service: June, 2013 - Present
  Responsibilities: Responsible for managing the overall company, including sales and marketing, business and concept development, support CFO with operational management including supply chain, commercial, finance. David does not receive compensation.

Name: Steven Paul Meier

Steven Paul Meier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Chief Operating Officer, Chief Financial Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Steven's role includes management of all operational matters, including legal, labeling compliance, production, pricing, and finance. Steven does not receive compensation. Steve devotes

approximately 65% of his time to working for Origo Brands.

Other business experience in the past three years:

- **Employer:** Western Export Services, Inc.
  Title: COO
  Dates of Service: January, 1988 - Present
  Responsibilities: C.O.O. overseeing operations, production, and supply chain management while devoting approximately 35% of his time in this role.

Other business experience in the past three years:

- **Employer:** Origo Brands LLC
  Title: COO
  Dates of Service: June, 2013 - Present
  Responsibilities: responsible for managing the overall company, including sales and marketing, business and concept development, support CFO with operational management including supply chain, commercial, finance. Steve does not receive compensation.

Name: Katherine Meier

Katherine Meier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Secretary
  Dates of Service: April, 2023 - Present
  Responsibilities: Prepare minutes of board actions, serve on executive management team, agenda management, strategic planning participation. Manage all necessary documents for good corporate governance and SEC requirements. Katherine does not receive compensation. Katherine devotes approximately 90% of her time working in this role. Origo Brands LLC - 10% - 2 hrs

Other business experience in the past three years:

- **Employer:** Origo Brands LLC
  Title: Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Strategic planning, and management of the team, while devoting approximately 10% of her time in this role.

Name: Gayla Cisneros

Gayla Cisneros's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Director of Sustainability
  Dates of Service: April, 2023 - Present
  Responsibilities: Create and implement a sustainability strategy in line with the company's culture and business goals. Identify opportunities for improvement across the company's environmental, social, and governance goals and promote sustainable initiatives and develop partnerships to achieve common objectives. Gayla does not receive compensation for this role.

Other business experience in the past three years:

- **Employer:** Rocky Mountain Human Services
  Title: Quality Assurance Program Manager
  Dates of Service: April, 2002 - July, 2022
  Responsibilities: Responsible to ensure quality service delivery and outcomes in compliance with State and Federal Rules and Regulations, organizational policies and procedures for each department.

Name: Eric Anhold

Eric Anhold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director, Director of Marketing
  Dates of Service: April, 2023 - Present
  Responsibilities: Develop and manage executions of marketing programs for Origo Brands' line of products across all touchpoints. Eric does not receive compensation. Origo Brands Inc. - 70% - 28 hrs - primary job Origo Brand LLC - 5% - 2 hrs Western Export Services Inc. - 25% - 10 hrs

Other business experience in the past three years:

- **Employer:** Origo Brands LLC
  Title: Director of Marketing
  Dates of Service: June, 2016 - Present
  Responsibilities: Strategic planning, management team. Develop and manage executions of marketing programs for WES client's brands across all touchpoints.

Other business experience in the past three years:

- **Employer:** Western Export Services, Inc.
  Title: Director of Marketing
  Dates of Service: January, 2013 - Present
  Responsibilities: Strategic planning, management team. Develop and manage executions of marketing programs for WES client's brands across all touchpoints.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that is a good idea, that the team will be able to successfully market, and sell the product or service, so that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our

operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Competitive Market
While the company highlights its unique products, it operates in a competitive market. Other companies may enter the market with similar offerings, potentially diluting the company's market share and impacting profitability.

Market Acceptance
The success of the Latinx brands depends on the acceptance and demand from consumers. There is a risk that the target market may not embrace these authentic Hispanic products as expected, leading to slower sales and potential financial difficulties.

Operational Challenges
As the company sources core ingredients directly from specific locations, there could be operational challenges in terms of securing consistent and reliable supply chains. Issues such as crop failures, natural disasters, or political instability in these regions could impact production and distribution.

Regulatory Compliance
The food and beverage industry is subject to various regulations and compliance requirements, including labeling, food safety, and import/export regulations. Failure to comply with these regulations could result in penalties, reputational damage, or even product recalls.

Financial Risks
The success of the company depends on its ability to generate sufficient revenue and manage its expenses effectively. There is a risk of insufficient cash flow or overestimating the demand for products, which could strain the company's financial position and hinder growth opportunities.

Brand Perception
The company's success relies on building a strong brand image. Negative publicity, product quality issues, or customer dissatisfaction could harm the brand reputation and affect customer loyalty and sales.

Economic Factors
Economic fluctuations, inflation, or changes in consumer spending habits could impact the purchasing power of consumers, potentially affecting the demand for premium or specialty food products.

Dependence on Distribution Channels
The company's growth strategy involves expanding its distribution through brokers, distributors, and online platforms. Any disruption or termination of key distribution channels could adversely affect sales and market reach.

Currency Exchange and International Trade
The company imports products from Latin America, which exposes it to currency exchange rate fluctuations. Changes in exchange rates could impact the cost of goods and profitability.

Unforeseen Events
Unexpected events such as natural disasters, pandemics, or political instability could disrupt the company's operations, supply chains, and consumer demand, leading to financial losses.

Our products could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other consumer packaged food and beverage products
Although our products and market positioning are and cater to a select market, we do compete against other consumer packaged foods and beverages. Our business growth depends on the market interest in the Company and its products over other activities.

Some of the Company's officers have been involved in prior litigation while managing another company
The Company's CEO, David Cisneros, and its COO and CFO, Steven Meier, were involved in prior civil litigation while serving as corporate officers for Western Export Services, Inc. (WES). The lawsuit was filed in 2022 against WES by a former customer claiming damages resulting from an alleged breach of contract. The claim was mutually settled by the parties and the suit was dismissed in 2023. However, there is some degree of risk in investing in a

company whose corporate officers have a history of litigation while managing a separate company.

The Chief Executive Officer does not currently receive a salary for his role with the Company.
David Cisneros, the CEO of Origo Brands, Inc., does not currently receive a salary for his work with the Company. David has served as manager for the Company's majority shareholder and predecessor operating entity Origo Brands LLC since 2013 and as CEO of an affiliated company, Western Export Services, Inc., where he does receive a salary, and will perform back-office services for the Company as a percent of sales. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises funds, it plans to budget 30% of gross profits toward compensation. The Company anticipates that when sales are at a level of $1,500,000 David will be working full-time for the Company and be paid a salary commensurate with a CEO at a similarly situated CPG company, and David will work full-time for the Company. However, if the Company does not achieve the benchmarks noted above, there is no guarantee David will be paid a salary for his work for the Company.

The Company may undergo a future change that could affect your investment
The Company may undergo a change to its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may negatively impact your investment. Additionally, the Company may alter its corporate structure in accordance with applicable laws through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Origo Brands LLC (Ownership: Gayla Cisneros -50%, Katherine Meier -50%; Board of Managers: David Cisneros as CEO, Steven Meier as COO)	900,000	Common Stock	90.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 1,350,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: The sale of shares to Anhold was at the value of $0.01 per share. Proceeds used for G&A
  Date: April 12, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances that led to the performance of financial statements of Origo Brands LLC, the predecessor entity to Origo Brands, Inc., which was incorporated and began operations on April 12, 2023:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $184,744 compared to $226,261 in fiscal year 2022. This increased revenue was driven by sales of Chantico, Monstruo de Gila, and Avenidas Direct Source Coffee, which collectively increased over $60,000 in 2022 over 2021.

Cost of Sales

Cost of Sales for fiscal year 2021 was $73,762 compared to $286,399 in fiscal year 2022. The increase in Cost of Sales was due to writing off non-merchantable inventory in 2022, including from prior years.

Gross margins

Gross margins for fiscal year 2021 were $110,982 compared to $(60,139) in fiscal year 2022. The decreased gross margin in 2022 compared to 2021 was primarily due to the increased Cost of Sales in 2022 for writing off non-merchantable inventory, including from prior years.

Expenses

Expenses for fiscal year 2021 were $109,093 compared to $278,330 in fiscal year 2022. Increased expenses in 2022 were driven by increased Advertising and Promotional costs and Interest Expenses on the related party loans, which were not accrued in prior years.

Historical results and cash flows:

The Company, Origo Brands, Inc., was formed on April 12, 2023, and has no historical results. The Company was capitalized by Origo Brands LLC's contribution of Intellectual Property, including trademarks and existing finished goods inventory for the three (3) brands:
Chantico, Monstruo de Gila, and Avenidas.

The Company is currently in the startup stage. From April 12, 2023, through June 9, 2023, The Company has had sales of more than $40,600. We are of the opinion the historical cash flows of Origo Brands LLC will not be indicative of the revenue and cash flows expected for the future of The Company because over $49,600 of inventory was transferred by Origo Brands LLC to the new operating entity, Origo Brands, Inc. In addition, the majority of R&D and legal costs of trademark registrations for the three (3) brands transferred to The Company have already been incurred and will be minimal in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At the time of formation, the Company had inventory on-hand with a value of more than $49,600. As of April 2023, the Company has capital resources available in the form of related party loans to continue operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support the costs of new sales and marketing initiatives to increase sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but are critical for the Company to effectively launch and support the planned brands' expansion in the market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months without additional resources from related parties or from other sources. Our sales forecast is based on sales increases over the past two years, and we will control costs, including G&A and employee compensation tied to sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least two years. This is based on forecasted sales and budgeted expenses, including increased sales staff, brokers, and marketing costs to support the brands and drive sales, in a necessary, smart, and conservative manner.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from related entities.

Indebtedness

- **Creditor:** Western Export Services

Amount Owed: $18,800.00
Interest Rate: 1.85%
Maturity Date: December 31, 2023
Amount owed from the 4/12/2023 asset transfer agreement when the business restructured to move operations from the LLC entity to the newly created corporate entity.

Related Party Transactions

- **Name of Entity:** Western Export Services
  Names of 20% owners: David Charles Cisneros
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $18,800 owed to Western Export Services
  Material Terms: Amount owed from the 4/12/2023 asset transfer agreement when the business restructured to move operations from the LLC entity to the newly created corporate entity.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The Company analyzed several factors in determining its pre-money valuation, including, but not limited to:

Management's Experience & Prior Success

The founders of Origo Brands, Inc. have over 60 years combined experience in launching, managing, and selling millions of dollars worth of top food and beverage brands internationally, including working with leading CPG brands: Grupo Modelo (Corona beer), Ghirardelli Chocolate Co, Jose Cuervo/Cholula Hot Sauce, and Sweet Baby Ray's BBQ, the top-selling BBQ sauce in the US. This same team is now leveraging that experience to bring Origo Brands' innovative, authentic, socially responsible, healthier, and tasty Latin food and beverages from the origin to the US and targeted international markets.

Management's Commitment to Tradition & Authenticity

One of our founders is from a Hispanic family that has lived in northern New Mexico and southern Colorado for many generations. His family ate Latin foods with their extended families almost every Sunday—beans, green chiles, and tortillas. This tradition is carried on in our company Origo Brands and our Latin products. Our company is built around the idea of "La Mesa de la Cocina" (the kitchen table), where we create new recipes and eat as a family.

Existing Brands & Market Potential

The Company has launched three great Latin brands. Our products and marketing are innovative, colorful, and uniquely from Latin origins. These three brands provide investors the opportunity to experience the success of one or all the brands through a single investment. Origo Brands will leverage its sales and broker teams to sell three product lines, reducing sales team and operations costs.

Why Latin foods? Why invest in Origo Brands Inc.?

· Over 70% of American households use Latin food and ingredients!

· By 2023, US Latin consumers will have a purchasing power of $1.9 trillion!

· US Latin food sales have increased to over $21 billion in recent years, with dynamic growth annually!

Source:
https://drive.google.com/file/d/1CL1qMKfPx8TubBgv-AaB5r6BNux8i2mf/view

Current Assets

Origo Brands has existing inventory and trademark protection for its brands. Substantial sums of money have already been invested in the brands, including design and trade dress. The products are attractive and impactful, and stand out on the shelf for consumer awareness. The trademarks have been registered in key global markets to protect and enhance the worldwide value of the brands.

Trademark Territories

Chantico: United States, Madrid Protocol (Australia, China, Colombia, European Union, Israel, Japan, Mexico, New Zealand, Norway, Republic of Korea)

Gila Monster: United States

Avenidas Direct Source Coffee: United States, Guatemala

Historical Revenue Generation

Our sales have experienced significant growth in 2022 over 2021. The Company's revenue for the fiscal year 2021 was $184,744 compared to $226,261 in the fiscal year 2022, despite a substantial increase in our cost of sales of $212,637 over that same period due to writing off non-merchantable inventory in 2022, including inventory from prior years.

This increased revenue was primarily driven by sales of Chantico, Monstruo de Gila, and Avenidas Direct Source Coffee, which collectively increased over $60,000 in 2022 over 2021.

Current Business Relationships

Origo Brands Inc. has established relationships with products in six regional KeHE distribution centers. KeHE is one of the top wholesale natural food distributors in the US. We have a broker network covering areas served by KeHE in the Pacific Northwest, Northern California, Southern California, Arizona, and Denver, and we are establishing brokerage capabilities in Texas and the Midwest as we speak.

For food service, we have a great new supply relationship with What Chefs Want, a growing food service distributor serving over 16,000 chefs, foodservice operations, and restaurants in 11 states. We have a growing list of retail accounts and online sales programs, including Amazon, Shopify, and a growing specialty retail channel program with Faire.

Monstruo de Gila BBQ Salsas are our proprietary chef-created recipes, combining their Latin heritage with origin peppers from New Mexico and Sonora in Mexico. Our third recipe, currently in R&D, will feature a unique pepper from Central America. We work with a state-of-the-art packing facility here in Colorado.

For Gila, contributions from sales of our BBQ Salsa support Gila Monsters in their natural habitat in regions of Southern Arizona and Northern Mexico. We have adopted our own Gila Monster through Friends of Saguaro National Park. We also support Operation BBQ Relief, a US-based non-profit that provides the healing power of BBQ foods in times of need, feeding first responders and communities affected by natural disasters along with year-long efforts to fight hunger.

The Chantico organic agave product lineup includes the right to a truly innovative granulated powder from our Mexico supplier. The powder is created from syrup and packed in two handy configurations. Sachets provide coffee and tea consumers a convenient certified organic alternative to chemical and sugar sweeteners, and the stand-up bag is an easy-to-use format for home and foodservice. New and innovative line extensions are in R&D, including a hot agave! We have a long-term relationship with our vertically integrated Mexican supplier, and we can trace our products to the fields where the agave is harvested. We support Homeboy Industries, a global non-profit organization based out of Los Angeles, CA, that is the largest gang rehabilitation and re-entry program in the world, helping individuals redirect their lives and become contributing members of their communities. Finally, Chantico Agave is proud to announce its giving relationship with IIDEA Cares, a non-profit sector of the IIDEA Company in Mexico, the producer of Chantico Agave. With this partnership, Chantico Agave is launching its sponsorship of IIDEA's Organic Farming Continuing Education/Training Program for the *jimadores* (farmers). Chantico is committed to ethical farming procedures and requirements to make our products their best.

Avenidas Direct Source Coffee is provided by our coffee grower partner in Guatemala, El Cafetalito, one of the largest, most innovative, and progressive farms in the country. The company started growing coffee in the 1920s. In the 1960s, Mrs. Pilar Weissenburg, the daughter of the founder, established a modern tostaduría that allowed her to offer a coffee guaranteed by its optimum freshness and quality. Her passion has now been passed down two generations. Through El Cafetalito, we work directly with farmers who are paid above market prices to ensure we get the best beans possible as part of our direct trade relationship with them. Avenidas supports a 30-year relationship of dedication to the Guatemalan-based non-profit organization, Obras Sociales Santo Hermano Pedro. This organization specializes in providing shelter and care to children with medical and developmental disabilities. Children living here receive complete customized care for the entirety of their lives, including daily health care, dental services, daily physiotherapy, education, and free medication. This organization also provides daily care to individuals in surrounding villages in need. Avenidas Coffee is committed to supporting Obras Sociales Santo

Hermano Pedro through donations to support the expansion of their Nutritional Recovery Center, assisting young children to thrive in the early stages of life.

Conclusion

Based on the above, we believe the Company's pre-money valuation of $5,000,000 is reasonable.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.5%
  We have started the process of developing a flavored agave syrup, to supplement Raw and Wild syrups. This will give us three agave syrup skus on the shelf. We are also going to formulate a third Gila Monster BBQ Salsa, from Honduras. Finally, we are developing a coffee pod program for Avenidas, which will expand our target to younger consumers who use coffee pod systems. To effectively develop these products will require further customer research, including taste testing, the costs of making commercially viable products, including ingredient formulations, and getting market feedback on taste and quality.

- *Inventory*
  28.0%
  We will use 28% of the funds raised to purchase inventory for the Company's three proprietary Latinx brands – Chantico Organic Agave, Avenidas Guatemalan Coffee, and Monstruo de Gila BBQ Salsa – in preparation of expansion and/or launch of the products.

- *Company Employment*
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience, and position.

- *Working Capital*
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the initial launch, product expansion, etc., as well as ongoing day-to-day operations of the Company."

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.origobrands.com/ (https://www.origobrands.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/origobrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Origo Brands, Inc.

[See attached]

Origo Brands LLC. (the "Company") a Colorado Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Origo Brands LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The Company has a successor entity, as defined by Rule 405 of the Securities Act of 1933, named Origo Brands, Inc. The statement of financial position of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 7, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	12,842	9,260
Accounts Receivable	4,409	65,790
Prepaid Expenses	4,953	10,970
Inventory	88,961	221,957
Total Current Assets	111,165	307,978
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Amortization	229,407	226,629
Total Non-Current Assets	229,407	226,629
TOTAL ASSETS	340,572	534,607
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	115,511	101,479
Accrued Interest	87,997	64,833
Other Liabilities	3,533	453
Total Current Liabilities	207,041	166,765
Long-term Liabilities		
Notes Payable - Related Party	1,220,368	1,131,655
Total Long-Term Liabilities	1,220,368	1,131,655
TOTAL LIABILITIES	1,427,410	1,298,420
EQUITY		
Member's Deficit	(1,088,838)	(765,813)
Total Equity	(1,086,838)	(763,813)
TOTAL LIABILITIES AND EQUITY	340,572	534,607

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2021	(765,702)
Net Income (Loss)	1,889
Ending Balance 12/31/2021	(763,813)
Net Income (Loss)	(323,469)
Prior Period Adjustment	444
Ending Balance 12/31/2022	(1,086,838)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	226,261	184,744
Cost of Revenue	286,399	73,762
Gross Profit	(60,139)	110,982
Operating Expenses		
Advertising and Marketing	173,374	60,762
General and Administrative	41,099	43,272
Research and Development	1,980	-
Total Operating Expenses	216,452	104,034
Operating Income (loss)	(276,591)	6,948
Other Income		
Interest Income	-	-
Grants	15,000	-
Total Other Income	15,000	-
Other Expense		
Interest Expense	61,878	4,785
Other	-	274
Total Other Expense	61,878	5,059
Earnings Before Income Taxes	(323,469)	1,889
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(323,469)	1,889

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(323,469)	1,889
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	14,032	14,875
Accrued Liabilities	23,164	4,785
Inventory	132,996	(76,028)
Accounts Receivable	61,381	(29,877)
Prepaids	6,017	(10,970)
Other	3,524	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	241,115	(97,216)
Net Cash provided by (used in) Operating Activities	(82,354)	(95,327)
INVESTING ACTIVITIES		
Equipment		
Furniture & Fixtures		
Leasehold Improvements		
Brand Development	(2,778)	(32,504)
Net Cash provided by (used by) Investing Activities	(2,778)	(32,504)
FINANCING ACTIVITIES		
Member contributions	-	-
Debt Issuances – Related Parties	88,713	95,000
Net Cash provided by (used in) Financing Activities	88,713	95,000
Cash at the beginning of period	9,260	42,092
Net Cash increase (decrease) for period	3,581	(32,832)
Cash at end of period	12,842	9,260

Origo Brands LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Origo Brands LLC was formed in Colorado in 2013 and commenced commercial operations in 2016. The Company imagines and develops innovative branded CPG food products in the Organic and Natural foods category, with a focus on the origin of the product and its ingredients. One of the founders of Origo Brands LLC is of Hispanic descent and is now focusing on "Latinx" products in the rapidly growing Hispanic foods segment. The company sells primarily in the USA but also sells in select international markets. The Company produces products in the United States, Mexico, and Guatemala. The company headquarters will be in Denver, Colorado. The Company's customers will primarily be located in the USA and customers in the origin countries of Mexico and Guatemala and other select international markets.

A successor entity, Origo Brands Inc (SeeNote 7). will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital for certain of the Company's product lines.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Disaggregated Revenue by Product Line

	2022	2021
Consulting	87,595	102,308
Plant rEvolution	61,692	58,469
Avenidas	39,414	80
Chantico	37,851	19,618
Trankebar	4,618	3,620
Gila	2,654	238
Freight	53	156
Other	-	321
Discounts	(7,614)	(65)
Total	226,261	184,744

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

At the present time, the company does not have an Equity-Based Compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of the year ended December 31st, 2022, the Company had outstanding notes payable in the amount of $1,220,368 with officers of the Company and Western Export Services, a related entity. The interest rate on the notes is 1.85% with Maturity Dates ranging from 2024 to 2027.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See "Note 3 – Related Party Transactions".

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable – Related Party	1,220,368	1.85%	2024-2027	-	1,220,368	1,220,368	87,997	-	1,131,655	1,131,655	64,833
Total				**-**	**1,220,368**	**1,220,368**	**87,997**	**-**	**1,131,655**	**1,131,655**	**64,833**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	200,000
2025	529,000
2026	57,500
2027	433,868
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC, and operates on membership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 7, 2023, the date these financial statements were available to be issued.

The company has created a Delaware C-Corporation as of April 12, 2023, "Origo Brands Inc." and capitalized the Delaware Corporation with an asset transfer, including IP and inventory, of three brands, Chantico Organic Agave, Monstruo de Gila BBQ Salsa and Avenidas Direct Source Coffee.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative cashflows from operations, and negative working capital. The Company will assign a material amount of its revenue generating intellectual property and inventory to a new entity that will continue operations (see Note 7). The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues using its remaining product lines and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Origo Brands, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – April 12th, 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Origo Brands, Inc.

We have reviewed the accompanying statement of financial position as of April 12th, 2023 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
A majority of the Company's anticipated operations were conducted under a predecessor entity, as defined by Rule 405 of the Securities Act of 1933, named Origo Brands LLC. The financial statements of that entity should be read in conjunction with this statement of financial position.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 7, 2023
Vincenzo Mongio

Statement of Financial Position

	As of April 12th, 2023 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Origo Brands, Inc.
Notes to the Unaudited Statement of Financial Position
April 12th, 2023 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Origo Brands, Inc. was formed in Delaware on April 12, 2023. The Company imagines and develops innovative branded CPG food products in the Organic and Natural foods category, with a focus on the origin of the product and its ingredients. One of the founders of Origo Brands, Inc. is of Hispanic descent and is now focusing on "Latinx" products in the rapidly growing Hispanic foods segment. The company sells primarily in the USA but also sells in select international markets. The Company produces products in the United States, Mexico, and Guatemala. The company headquarters will be in Denver, Colorado. The Company's customers will primarily be located in the USA and customers in the origin countries of Mexico and Guatemala and other select international markets.

Origo Brands, Inc. will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Equity based compensation

The company had deemed it is in the best interest to sell a long-term employee associated with Origo Brands LLC, 100,000 shares of common stock at a price of $0.0001 per share, which shall vest upon a liquidity event of the Company.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 1,355,000 common shares with a par value of $0.0001 per share. 900,000 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends, if and when declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 12th, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 7, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN ORIGO BRANDS TODAY!

Latin Foods and Flavors From the Origin

Origo Brands is a Denver-based food and beverage company bringing authentically sourced Latin products and ingredients to the American market. Latin foods - defined ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$164,864.32 Raised

Invest Now
$5.00 Per Share

RAISED	INVESTORS
$164,864.32	113
MIN INVEST	**VALUATION**
$250	$5M

REASONS TO INVEST

- Origo Brands spotlights Latin products, emphasizing social responsibility and sustainability. With three unique Latin brands, all featuring authentically-sourced ingredients, we are driving mission-driven food and beverage innovation.
- The Latin food category is growing dynamically, with 70% of U.S. households using it. This market was valued to be worth over $21B in 2020 with an expectation to reach almost $2T by 2024. *
- With 60+ years of combined experience in sales, marketing, and global supply, Origo's executive team has contributed to the success of renowned brands like Cholula, SweetBaby Rays, Ghirardelli, and more.

*Source , Source, and page 30 of Nielsen Report

THE PITCH

Origo Brands Brings Innovative Latin Foods to Consumers


We are on a mission to share
INNOVATIVE LATIN CUISINE
with the
AMERICAN MARKETPLACE
in NEW and exciting ways.

Honoring the taste, tradition, and true history of Hispanic cultures, Origo Brands is focused on distributing and marketing authentic Latin foods. In collaboration with our production partners, we source core ingredients directly from their countries of origin – including Mexico, Guatemala, and New Mexico, so that they can be enjoyed by today's consumers.

Our lineup of healthy, flavorful, premium products currently includes three brands – Chantico Organic Agave, Avenidas Guatemalan Coffee, and Monstruo de Gila BBQ Salsa – with new flavors and products being developed as we speak! We also pride ourselves on social responsibility and sustainability, giving a portion of profits back to our communities and partnering with organizations like Trees for the Future, so that all of our shipments are carbon neutral.

PRODUCT AND BUSINESS MODEL

Three Unique and Innovative Brands, Inspired By Latin American Culinary Culture

Origo Brands' mission is to share traditional Latin cuisine with the American marketplace in new and innovative ways. Our name, Origo, is a Latin word meaning "origin," and is the inspiration behind all of our brands. As a company, our approach is to offer authentic culinary products, sourced with intention from their countries of origin.


FEATURED BRANDS
AVENIDAS COFFEE
CHANTICO ORGANIC AGAVE
MONSTRUO DE GILA BBQ SALSA
Café Direct From La Finca (Farm)
Las Piñas (Hearts) Of The Agave Are Our Hearts
The Only BBQ Salsa That Bites

Origo's collection of great-tasting, healthy, sustainable, and socially responsible Latin brands includes:

- **Avenidas Café** – A delicious variety of premium, sustainable coffees, sourced directly from farms in some of Guatemala's best-growing regions. All Avenidas coffee is grown using environmentally-friendly techniques, which creates a sustainable and renewable program for coffee. Drinking two to five cups of coffee per day may have certain health benefits, including protection against heart disease, diabetes, and some cancers (Source).

- **Chantico Agave** – Named for the Aztec goddess reigning over the fire in family hearths, and of precious things, Chantico is an organic 100% Mexican origin agave. Our innovative agave products come in both syrup and powder form, providing a natural sweetening alternative that is low GI, uses less product, and is more soluble.

- **Monstruo de Gila BBQ Salsa** – Putting a new twist on traditional BBQ, Monstruo de Gila is a uniquely flavorful sauce made with ingredients from the Sonoran Desert and New Mexico. Gila can be used in Latin dishes like carnitas and tacos, or to cook traditional BBQ with a spicy kick. It also makes a great dip for chips, veggies, and quesadillas. We use only high-quality, natural ingredients so our salsas are gluten-free, non-GMO, and made without corn syrup or artificial flavors or colors.


Healthier.
Tasty.
Premium.
Socially
Responsible.
LATIN
PRODUCTS

As part of our commitment to sustainability and social responsibility, all three brands donate a portion of profits to organizations in Latin America and the U.S. – including Homeboy Industries in the U.S. which supports gang rehabilitation, and iidea Cares in Mexico (which supports the jimadores or farmers who grow the agave). For our Gilas, we support one of their key habitats–Saguaro National Park, and Operation BBQ Relief, which supports first responders and victims of disasters like wildfires. For Avenidas, we work with Obras Sociales del Santo Hermano Pedro, which supports children with special needs in Guatemala. We also work with Trees for the Future, planting trees with an 80%+ effectiveness rate so that all of our shipments are carbon neutral. To date, Origo Brands has planted over 500,000 trees!

THE MARKET & OUR TRACTION

Catering To The Tastes of Today's Conscious Consumers

At Origo, it's been our observation that consumers are craving authentic products with a compelling origin story, and at the same time, great taste. They are also increasingly drawn to companies like ours that are sincerely dedicated to social responsibility, carbon offset, healthier products, and sustainable packaging.


WE PICKED THESE PRODUCTS FOR A REASON
20%
Increased coffee consumption at cafes & restaurants since Jan 2021
Nearly
50%
of all U.S. Millenial and Gen Z condiment buyers not only regularly use spicy sauces, but also actively seek greater variety of spicy flavor options
$110.6M
Agave Syrup can be expected to expand at a CAGR of 6.2% and and increase in revenue from $59.5M to $110.6M by 2033
5.0%
The BBQ sauce segment is expected to expand at the fastest CAGR of 5.0% from 2022 to 2030

Source | Source | Source | Source

Within the $21B market for Latin foods, we believe Origo Brands is poised to carve out a new niche for Latin products that meet this demand. Since launching, Origo products have been met with positive reception, winning the Denver Business Journal's 2022 award for Top Emerging Consumer Company, and garnering rave reviews from our customers (Source).


FIND US AT
KELLER'S
amazon
DENVER CENTRAL MARKET
LOCAVORE
NATURAL PANTRY
WINDMILL FARMS
FAIRE
Choice
KAFFE LANDSKAP
MAMA LOLITA'S
THE GRAND FOOD CENTER
DOROTHY LANE MARKET
Albertsons
ALEXANDER'S
JUNGLE JIM'S
Rudy's
SUNSET

Currently, Origo is focused on distribution for the Intermountain, Pacific Northwest, and Southwest regions, California and Texas, and now moving into the midwest. We have established key broker and distributor relationships in these areas and have developed a strategic distribution network, positioning the company for expansion into a variety of large and small outlets nationwide, as well as further e-commerce development.

WHY INVEST

Building Profitable, Conscious, Delicious, Latin Food and Beverage Brands


MULTIPLE BRANDS.
MULTIPLE MARKETS.
MULTIPLE RAVING REVIEWS.

Looking to the future, Origo has a big vision, and more product launches on the horizon. Based on our initial traction, we know there is a deep interest in acquiring innovative food products like ours, and now we are eager for consumers to experience Origo's unique and authentic Latin brands.


What's consistent is the full package and the same quality each time, responsibly sourced. The second-best part is the way the package has a resealable opening so you can express all the air and then reseal..."
AMAZON 1/9/23

**The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.*

With your support, Origo's next steps include building brand awareness, optimizing product development, and further building our e-commerce platforms to capture additional market opportunities. Because we are working to fulfill a need for consumers in the marketplace, we expect to continue growing, and we look forward to WOW-ing our consumers with healthy, sustainable products from the origin. Thank you for investing with Origo Brands on StartEngine!

ABOUT

HEADQUARTERS
140 E 19th Ave, Suite 500
Denver, CO 80203

WEBSITE
View Site

Origo Brands is a Denver-based food and beverage company bringing authentically sourced Latin products and ingredients to the American market. Latin foods - defined Origo's way - are healthier, innovative, sustainable, and authentic food direct from the origin! Since launching, the company has introduced three proprietary Latin brands – Chantico Organic Agave (both powder and syrup), Avenidas Guatemalan Coffee direct from the source, and Monstruo de Gila BBQ Salsas (Gila Monster!)– which can be found in a growing variety of online and retail outlets nationwide.

TEAM



David Charles Cisneros
Board Director & Chief Executive Officer

My name is David Cisneros. My family has lived in northern New Mexico and southern Colorado for many generations. I attended high school in Denver and graduated with a political science degree from the University of Colorado and a law degree from the University of Denver. I was a litigation attorney in Atlanta, Georgia, until starting our parent company--WES, Inc., and an export management company, while living in Japan. Based on many years of experience in building top food and beverage consumer brands, we started Origo Brands, LLC. Over the last several years, we have developed three great food and beverage products--Chantico agave, Avenidas Cafe, and Monstruo de Gila BBQ salsa. These are a new way of looking at Hispanic brands--authentic from the origin, healthier, premium taste and production, and also important--a socially responsible company.

David currently works as CEO for both Western Export Services, Inc. (WES) and Origo Brands, LLC, in addition to his work with Origo Brands, Inc. He devotes approximately 25% of his time towards WES and 75% towards both Origo Brands companies.



Steven Paul Meier
Board Director, Chief Financial Officer & Chief Operating Officer

Chief Operating Officer and co-owner of Western Export Services, Inc., an international food and beverage export manager, engaged in sales and market development of CPG brands including Hain Celestial, Boston Beer Co., and Ghirardelli Chocolate Co.

In addition, Steve is the Chief Operating Officer with Origo Brands LLC, a developer, manufacturer, and marketer of innovative CPG food brands.

Steve's early days were spent in Ovid, a small town in Northeastern Colorado where his family operated a family farm and cattle feedlot. Steve attended Colorado State University where he earned a B.A. in Journalism, was active in FarmHouse Fraternity, and served as the University Student Body President. Upon graduation, he spent a year working and traveling in Europe before attending and graduating from the University of Denver College of Law and practiced law at a small litigation firm for several years before a career in food and beverage entrepreneurship.

Steve continues his agricultural heritage with backyard chickens and a small garden. In his spare time, he enjoys bicycling, birding as well as fresh and salt-water fly fishing.

Steve currently works as COO for both Western Export Services, Inc. (WES) and Origo Brands, LLC, in addition to his work with Origo Brands, Inc. He devotes approximately 55% of his time towards WES and 65% towards both Origo Brands companies.



Katherine Meier
Board Director & Corporate Secretary

Katherine is a seasoned professional with a focus on innovative, healthy, and sustainable foods. She currently holds the position of Director at Origo Brands, where she has been contributing her expertise for the past three months. As a co-founder of Origo Brands LLC, she has been actively involved in the company's operations for over 10 years. Katherine obtained her Bachelor of Education in Elementary Education and Teaching from the University of Colorado Boulder, where she honed her skills and passion for education. With a strong background in operations management and a commitment to sustainable food practices, Katherine continues to make significant contributions to the field.

Katherine also works as a Member of Origo Brands LLC. She devotes approximately 90% of her time working for the Company and 10% to Origo Brands LLC.



Gayla Cisneros
Board Director & Director of Sustainability

Gayla is a dedicated professional with experience in sustainability, quality assurance, project management, and social work; working with vulnerable populations. Currently serving as a Board Director and Director of Sustainability at Origo Brands, she develops and implements sustainability strategies aligned with the company's goals. As a co-founder of Origo Brands LLC, she has been committed to the values of the company and her responsibilities to support the environment and people in need since the company's inception. With her diverse skills and background, Gayla Cisneros has consistently made a positive impact in her various professional endeavors.



Eric Anhold
Board Director & Director of Marketing

Eric has over 20 years in marketing CPG brands in the US and around the world. With a background in brand and shopper marketing for agencies and brand owners, he's worked on large and small campaigns for household names like Coca-Cola, Coors, Bounty, Cholula, Ghirardelli, Celestial Seasonings, and more.

Eric also currently works as Director of Marketing for Western Export Services, Inc. He devotes approximately 75% of his time towards work with Origo Brands and 25% towards work with Western Export Services.

TERMS

Origo Brands

Overview

PRICE PER SHARE	VALUATION
$5	$5M
DEADLINE	**FUNDING GOAL**
Aug 23, 2023	$15k - $1.24M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,235,000	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
3,000	Common Stock
MAX NUMBER OF SHARES OFFERED	
247,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based Perks

· Invest during days 1-10 and get 10% bonus shares

Invest during days 10 - 15 and get 7% bonus shares

Loyalty -

· 10% Loyalty Bonus

Dip your toes – Invest $250+ and receive

· 1 box - Chantico Granulated Agave Powder Sachets

· 5% discount at each brand's webstore for 3 months

Tease your taste buds — Invest $500+ and receive

· 1 bag (8.8 oz) Chantico Granulated Agave Powder

· 7% discount at each brand's webstore for 3 months

Grow your taste buds — Invest $1000+ and receive

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder

· 10% discount at each brand's webstore for 6 months

Expand your taste buds – Invest $2500+ and receive

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder

· 2 bottles Monstruo de Gila BBQ Salsa – New Mexico and Sonoran flavors

· 10% discount at each brand's webstore for 6 months

Reward your taste buds — Invest $5000+ and receive

· Expand your taste buds Perks

· 10% discount at brand webstore for 1 year

Savor the flavors – Invest $10,000+

· Expand your taste buds Perks

· 10% discount at each brand's webstore for 1 year

· 5% bonus shares

Become a Jimador – invest $25,000+

· Expand your taste buds Perks

· Guadalajara, Mexico accommodations (3 nights), food, and local transportation to visit the agave fields, agave and tequila factories, and enjoy local culture.

· 7% share bonus

Become a Coffee Farmer – Invest $50,000

· Expand your taste buds Perks

· Antigua, Guatemala accommodations (3 nights), food, and local transportation to visit the coffee farm, local villages, and the historical city

· 10% share bonus

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Origo Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

PRESS

YourHub

Origo Brands Launches Avenidas Coffee

View Article

9 News

Made In Colorado: Origo Brands

View Article

Colorado Inno

2022 Colorado Inno Awards Winner Origo Brands Is All About The Origin Story

View Article

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Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Origo Brands.

$250

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$250

DIP YOUR TOES – INVEST $250+ AND RECEIVE

· 1 box - Chantico Granulated Agave Powder Sachets · 5% discount at each brand's webstore for 3 months

Select

$500

TEASE YOUR TASTE BUDS — INVEST $500+ AND RECEIVE

· 1 bag (8.8 oz) Chantico Granulated Agave Powder · 7% discount at each brand's webstore for 3 months

Select

$1,000

GROW YOUR TASTE BUDS — INVEST $1000+ AND RECEIVE

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder · 10% discount at each brand's webstore for 6 months

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$2,500

EXPAND YOUR TASTE BUDS – INVEST $2500+ AND RECEIVE

· 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder · 2 bottles Monstruo de Gila BBQ Salsa – New Mexico and Sonoran flavors · 10% discount at each brand's

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$5,000

REWARD YOUR TASTE BUDS — INVEST $5000+ AND RECEIVE

· Expand your taste buds Perks · 10% discount at brand webstore for 1 year

Select

$10,000

SAVOR THE FLAVORS – INVEST $10,000+

· Expand your taste buds Perks · 10% discount at each brand's webstore for 1 year · 5% bonus shares

Select

$25,000

BECOME A JIMADOR – INVEST $25,000+

· Expand your taste buds Perks · Guadalajara, Mexico accommodations (3 nights), food, and local transportation to visit the agave fields, agave and tequila factories, and enjoy local culture. · 7% share bonus

Select

$50,000

BECOME A COFFEE FARMER – INVEST $50,000

· Expand your taste buds Perks · Antigua, Guatemala accommodations (3 nights), food, and local transportation to visit the coffee farm, local villages, and the historical city · 10% share bonus

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What's on your mind?

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Post

Isabel Pitalue
6 days ago

Do you have any new product launches planned?

1 0

Steven Meier
2 days ago

Hi Isabel, thanks for your question. We do have exciting new product launches planned for Fall 2023 and will make ...
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0

Isabel Pitalue
6 days ago

What is the Total Addressable Market?

1 0

Steven Meier
2 days ago

Our products are in markets that have strong growth and size. For each category: ...
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0

Isabel Pitalue
6 days ago

How many stores are you in and who are your distributors?

1 0

Steven Meier
2 days ago

Currently, we are in more than 200 stores.
We are listed with KeHe and independent distributors in the Pac N...
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0

Isabel Pitalue
6 days ago

Why Latin foods?

1 0

Steven Meier
2 days ago

Why? Because we love Latin foods and want to take some of the very best from the origin to the world. We're not the only ones who shar...
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0

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>MAIN CAMPAIGN VIDEO</u>

For some people, Latin food just means rice and beans, but at Origo Brands, our products contain authentic ingredients from the origin that awaken your taste buds and your hearts to the exciting and timeless flavors of Latin American heritage.

Our (IN)Credible line of culinary products includes our hearty Guatemalan coffee, BBQ salsa, and our pure Mexican agave.

Our team has over 30 years of experience in the food and beverage industry. With our sister company, WES, we turned Corona into one of the top import beers in Japan and developed Cholula hot sauce into a global brand.

The Colorado Inno Awards named Origo Brands the #1 consumer goods company in Colorado in 2022.

Our products can be bought online and we have a distribution relationship with Kehe, one of the largest distributors in the US, to distribute our products in grocery stores.

We source all of our ingredients from their direct origins, so you can taste generations of history in all of our products.

Our organic Mexican Chantico agave comes straight from Guadalajara and we believe it is the only organic agave powder in the US. Chantico Mexican Agave has a lower glycemic index than sugar or honey. It is a natural sweetener with no aftertaste and has a 4.6-star rating on Amazon.

(Reviews here)

“I use it on my homemade granola, cereal, toast and as an ice cream topper. I can’t get enough of this stuff!”

“Great for adding sweetness to coffee and love that it’s natural”

We believe our Monstruo de Gila BBQ Salsa is the only authentic Latin BBQ sauce on the market made with bold hatch green chiles that are native to the New Mexico region. We like to say it “bites.”

Chef testimonial: "My name is Chef Sandoval and I use the Monstruo de Gila BBQ sauce as a dip. Also as one of my favorite marinades for meats and vegetable dishes is definitely something that you'll have all your dinner guests asking for the recipe."

And our Avenidas Coffee comes directly and ethically from the farmers of Guatemala. We offer four different varieties, varying in flavor and from light to dark roast.

(Reviews here)

"What's consistent is the full package and then the same quality each time, responsibly sourced."

At Origo Brands, the only thing bolder than our unique flavors is the strength of our communities, which is why we're always giving back to them.

We share the profits of each brand with charity organizations, and we work with those organizations–people to people. We have also worked with Trees for the Future for many years so that our shipments are carbon-neutral.

Help us continue to create healthy, sustainable foods delivered directly from our communities and into the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW Materials

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Latin Foods and Flavors From the Origin

Origo Brands is a Denver-based food and beverage company bringing authentically sourced Latin products and ingredients to the American market. Latin foods - defined Origo's way - ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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RAISED
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INVESTORS
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REASONS TO INVEST

- Origo Brands is a mission-driven food and beverage company, focused on spotlighting Latin products, while also delivering on social responsibility and sustainability initiatives. Under the Origo Brands umbrella, we currently distribute three unique Latin brands, and all products in our lineup feature authentically-sourced Latin American ingredients.
- In recent years, the Latin food category has been growing dynamically, with 70% of American households using Latin food and ingredients. In 2020, the market was estimated to be worth over $21B, and with census data indicating that the Latin community accounts for over half of the growth of our U.S. population, it is predicted that Latin consumers will have a purchasing power of nearly $2T by 2023.*
- Origo's executive team is leveraging over 60 years of collective experience in sales, marketing, and global supply. Our expertise has played a role in the success of some of the food and beverage industry's most popular brands, including Cholula, Sweet Baby Rays, Ghirardelli, Brother's Coffee, Hershey's, Miller-Coors, Corona, and others.

THE ORIGO BRANDS IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
140 E 19th Ave, Suite 500
Denver, CO 80203

WEBSITE
View Site

Origo Brands is a Denver-based food and beverage company bringing authentically sourced Latin products and ingredients to the American market. Latin foods - defined Origo's way - are healthier, innovative, sustainable, and authentic food direct from the origin! Since launching, the company has introduced three proprietary Latin brands – Chantico Organic Agave (both powder and syrup), Avenidas Guatemalan Coffee direct from the source, and Monstruo de Gila BBQ Salsas (Gila Monster!)– which can be found in a growing variety of online and retail outlets nationwide.

TEAM





David Charles Cisneros
Board Director & Chief Executive Officer

My name is David Cisneros. My family has lived in northern New Mexico and southern Colorado for many generations. I attended high school in Denver and graduated with a political science degree from the University of Colorado and a law degree from the University of Denver. I was a litigation attorney in Atlanta, Georgia, until starting our parent company--WES, Inc., and an export management company, while living in Japan. Based on many years of experience in building top food and beverage consumer brands, we started Origo Brands, LLC. Over the last several years, we have developed three great food and beverage products--Chantico agave, Avenidas Cafe, and Monstruo de Gila BBQ salsa. These are a new way of looking at Hispanic brands--authentic from the origin, healthier, premium taste and production, and also important--a socially responsible company.

David currently works as CEO for both Western Export Services, Inc. (WES) and Origo Brands, LLC, in addition to his work with Origo Brands, Inc. He devotes approximately 25% of his time towards WES and 75% towards both Origo Brands companies.



Steven Paul Meier
Board Director, Chief Financial Officer & Chief Operating Officer

Chief Operating Officer and co-owner of Western Export Services, Inc., an international food and beverage export manager, engaged in sales and market development of CPG brands including Hain Celestial, Boston Beer Co., and Ghirardelli Chocolate Co.

In addition, Steve is the Chief Operating Officer with Origo Brands LLC, a developer, manufacturer, and marketer of innovative CPG food brands.

Steve's early days were spent in Ovid, a small town in Northeastern Colorado where his family operated a family farm and cattle feedlot. Steve attended Colorado State University where he earned a B.A. in Journalism, was active in FarmHouse Fraternity, and served as the University Student Body President. Upon graduation, he spent a year working and traveling in Europe before attending and graduating from the University of Denver College of Law and practiced law at a small litigation firm for several years before a career in food and beverage entrepreneurship.

Steve continues his agricultural heritage with backyard chickens and a small garden. In his spare time, he enjoys bicycling, birding as well as fresh and salt-water fly fishing.

Steve currently works as COO for both Western Export Services, Inc. (WES) and Origo Brands, LLC, in addition to his work with Origo Brands, Inc. He devotes approximately 55% of his time towards WES and 65% towards both Origo Brands companies.



Katherine Meier
Board Director & Corporate Secretary

Katherine is a seasoned professional with a focus on innovative, healthy, and sustainable foods. She currently holds the position of Director at Origo Brands, where she has been contributing her expertise for the past three months. As a co-founder of Origo Brands LLC, she has been actively involved in the company's operations for over 10 years. Katherine obtained her Bachelor of Education in Elementary Education and Teaching from the University of Colorado Boulder, where she honed her skills and passion for education. With a strong background in operations management and a commitment to sustainable food practices, Katherine continues to make significant contributions to the field.

Katherine also works as a Member of Origo Brands LLC. She devotes approximately 90% of her time working for the Company and 10% to Origo Brands LLC.



Gayla Cisneros
Board Director & Director of Sustainability

Gayla is a dedicated professional with experience in sustainability, quality assurance, project management, and social work; working with vulnerable populations. Currently serving as a Board Director and Director of Sustainability at Origo Brands, she develops and implements sustainability strategies aligned with the company's goals. As a co-founder of Origo Brands LLC, she has been committed to the values of the company and her responsibilities to support the environment and people in need since the company's inception. With her diverse skills and background, Gayla Cisneros has consistently made a positive impact in her various professional endeavors.



Eric Anhold
Board Director & Director of Marketing

Eric has over 20 years in marketing CPG brands in the US and around the world. With a background in brand and shopper marketing for agencies and brand owners, he's worked on large and small campaigns for household names like Coca-Cola, Coors, Bounty, Cholula, Ghirardelli, Celestial Seasonings, and more.

Eric also currently works as Director of Marketing for Western Export Services, Inc. He devotes approximately 75% of his time towards work with Origo Brands and 25% towards work with Western Export Services.

PRESS

YourHub
Origo Brands Launches Avenidas Coffee

View Article

9 News
Made In Colorado: Origo Brands

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Colorado Inno
2022 Colorado Inno Awards Winner Origo Brands Is All About The Origin Story

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- 1 bag (8.8 oz) Chantico Granulated Agave Powder - 7% discount at each brand's webstore for 3 months

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- 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder - 10% discount at each brand's webstore for 6 months

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EXPAND YOUR TASTE BUDS – INVEST $2500+ AND RECEIVE

- 1 box – Chantico Granulated Agave Powder Sachets and 1 bag (8.8 oz) Granulated Agave Powder - 2 bottles Monstruo de Gila BBQ Salsa – New Mexico

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- Expand your taste buds Perks - 10% discount at brand webstore for 1 year

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$25,000

BECOME A JIMADOR – INVEST $25,000+
- Expand your taste buds Perks - Guadalajara, Mexico accommodations (3 nights), food, and local transportation to visit the agave fields, agave and tequila factories, and enjoy local culture. - 7% share bonus

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$50,000

BECOME A COFFEE FARMER – INVEST $50,000
- Expand your taste buds Perks - Antigua, Guatemala accommodations (3 nights), food, and local transportation to visit the coffee farm, local villages, and the historical city - 10% share bonus

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

To All Of Our Friends/Community/Supporters/Customers,

Hello! As many of you know, I am the co-founder at Origo Brands. My father is "Hispano" and there have been many generations of my family that have lived in northern New Mexico and southern Colorado. Our family tradition is that we often ate simple but delicious foods, including red and green chili, pinto beans and flour tortillas. Like many families, we ate and talked (some more than others!), around the "kitchen table"—in Spanish—"La mesa de la cocina".

Latin food and family traditions have guided Origo Brands to develop authentic inspired Latin products like Chantico Agave (powder and syrup), Monstruo de Gila BBQ Salsa, and Avenidas Café Direct Source Coffee. These brands share great taste, and represent our strong values around social responsibility, impact on the environment, healthier for you, with origin ingredients. This is also about family and building community.

SOME BIG NEWS! We are launching a crowdfunding offering on StartEngine to help scale our business. With our lines of innovative products and growing trends towards higher quality Latin foods, it is a great opportunity to be a part of our company by investing with us.

The first step in investing is signing up and letting us know you are interested and want more information!

Sign Up Now- StartEngine raise

Based on simply being a part of our community, we can offer you a 10% value perk by investing through StartEngine.

Muchas gracias/Thank you! David

David Cisneros
Co-founder

C: 303-949-5838 | E: davidc@origobrands.com
140 E 19th Ave #500, Denver, CO 80203 USA

Invest in Origo:

StartEngine raise

Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and a person's indication of interest includes no obligation or commitment of any kind.